SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.



                            Form U-57



          NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                 Filed under section 33(a) of the
      Public Utility Holding Company Act of 1935, as amended






          Transcontinental Capital Corp. (Bermuda) Ltd.
                (Name of foreign utility company)





                       Seaboard Corporation
(Name of filing company, if filed on behalf of a foreign utility company)
 Item 1.

     Transcontinental Capital Corp. (Bermuda) Ltd., a Bermuda corporation ("TCC"), is a wholly owned subsidiary of Seaboard Overseas Limited, a Bahamas corporation, which is a wholly owned subsidiary of Seaboard Corporation.
TCC has a business address at Calle Fantino Falco, #24, Edificio J. Baez,
4Ta Planta, Ensanche Naco, Santo Domingo, Dominican Republic. TCC owns a floating power generating facility, capable of producing 40 megawatts of power, located in the Port of Rio Haino in Santo Domingo, Dominican Republic. Power generated at such facility is distributed and sold entirely outside of the United States.

Item 2.

     TCC has no domestic associate public utility company.

                            SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   SEABOARD CORPORATION



                                   By:  /s/ Rick J. Hoffman
                                       -------------------------------
                                       Rick J. Hoffman, Vice President


Date February 29, 1996